Mail Stop 0308

      May 31, 2005

Laura L. Ozenberger
Vice President, General Counsel
  and Secretary
Inergy Holdings, L.P.
Two Brush Creek Boulevard, Suite 200
Kansas City, MO  64112


	Re:	Inergy Holdings, L.P.
		Amendment No. 3 to Registration Statement on Form S-1
      Filed April 29, 2005
      File No. 333-122466

Dear Ms. Ozenberger:

      We have reviewed your draft pages submitted May 19, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

Cash Distribution Policy and Restrictions on Distributions, page 1

General, page 1
1. We reissue comment 4 in our letter dated April 26, 2005. As reflected in the first bulleted paragraph of that comment, please revise so that this section first addresses the rationale for your and Inergy`s cash distribution policy. It appears that this discussion as to why you have adopted the policy is contained in the second, third, and fourth paragraphs on page 1.
2. In this regard, however, so that the discussion about the policy is as clear and concise as possible, please delete nonessential attributes of the policy or move them to elsewhere in the section. For example, we note the following:
* In the second full sentence of the first paragraph on page 1, you indicate that you will pay the prorated August 19, 2005 distribution
"assuming [you] have sufficient available cash[.]" The basis for this qualification is unclear. As reflected in comment 3 in our letter dated April 26, 2005, you must unambiguously state the distribution you will pay in accordance with your cash distribution policy. To the extent you are making assumptions about the policy, then the appropriate place for disclosure is in the Assumptions and
Consideration subsection starting on page 12. See also comment 9 in our letter dated April 26, 2005.
* Likewise, it appears that the third and fourth full sentences of the first paragraph on page 1 contain information that is more relevant to a discussion about limitations on your distribution policy or your assumptions and considerations about the policy. See also comment 4, second bullet, and comment 9 in our letter dated April 26, 2005.
* It appears you should integrate the last full sentence of the first paragraph on page 1 with the fifth paragraph on page 1. In addition, rather than presenting this information as a definition, as you do in that fifth paragraph, you should convey the information so that it fits within the overall discussion of your cash distribution policy.
* In the second full sentence of the second paragraph on page 1, please do not phrase your distribution policy in terms of an "attractive investment[.]" Rather, if the tax attributes reflect a rationale for adopting the policy, then revise to so clarify.
* Delete the third and sixth full sentences in the second paragraph on page 1. Those cross-references are not essential to the disclosure here.
* It appears the fourth and fifth full sentences in the second paragraph on page 1 reflect the impact of your distribution policy on your growth. If so, you should integrate those sentences with the growth discussion starting at the bottom of page 2. See comment 4, third bullet, in our letter dated April 26, 2005.
* Generally, consistent with the above guidance, it appears you could streamline the fourth paragraph on page 1 to more clearly and concisely summarize Inergy`s cash distribution policy.
3. We reissue comment 4, second bullet, in our letter dated April
26,
2005. Please revise the outset of the bottom paragraph on page 1 to clarify that that there is no guaranty that unit holders will receive distributions. Then, set forth a list of material factors that may limit your ability to pay distributions. The list should be consistent with the type of limiting factors conveyed in that comment
4, second bullet. In preparing the list, please take into account the following:

* Do not draft the disclosure in a risk factor type format. For example, delete the final sentences of each of the first five bullets on page 2.

* It is unclear how the first, second, fourth, and fifth bullets on page 2 constitute limiting factors.
* In the third bullet on page 2, rather than the fourth full sentence, please briefly summarize here, or if appropriate in distinct bullets, all material credit facility tests that may limit your ability to pay distributions.
* Integrate the bottom paragraph on page 1 and the first full paragraph on page 2 so that you list together all material limiting factors.

Our Initial Distribution Rate, page 3
Basis for Initial Distribution Rate, page 3
4. Please refer to the bottom paragraph on page 3. It appears that the factors you list there more appropriately reflect assumptions and considerations, as the disclosure itself reflects in the first full paragraph on page 4. Accordingly, please integrate the bulleted points in that bottom carryover paragraph on page 3 with the Assumptions and Considerations subsection. As a result, you should delete the Basis for Initial Distribution Rate heading and also delete the second full paragraph on page 4 as unnecessary. The result will have the three bold-type sentences and corresponding discussion become appended to the Our Initial Distribution Rate subsection.

Estimated Cash Available to Pay Distributions . . . , page 5
5. Please refer to footnote (c) on page 7. Please revise to provide a brief summary of when principal amounts will be due. Also, if you and Inergy plan to finance all capital expenditures and plan to refinance debt as it comes due such that no principal repayments are reflected as reductions in the table please revise to clearly state these assumptions. This revision should be reflected in the Unaudited Pro Forma Consolidated Available Cash table as well.

Unaudited Pro Forma Consolidated Available Cash, page 9
6. Your definition of Consolidated Adjusted EBITDA in the last paragraph on page 4 does not appear to contemplate adjustments made for gain (loss) on sale of property, plant and equipment, provision for doubtful accounts, and changes in working capital items. It appears that these adjustments are necessary to reconcile from cash flows from operating activities to EBITDA. Please provide a more clear explanation of the need for these adjustments.
7. Your adjustment to add back the impact of net increases in working capital to arrive at Consolidated Adjusted EBITDA is not subsequently reflected as a reduction in arriving at cash available for distributions. If you assume that working capital does not require, or generate, cash over time, or that management can otherwise avoid the use of cash through discretionary management of working capital, please revise to clarify.
8. Please refer to footnote (c) on page 11. Please revise to use current interest rates rather than interest rates prevailing during the period covered by the pro forma information. If current interest rates have been reflected in the table please revise to clearly disclose.

Assumptions and Considerations, page 12
9. Your assumptions and considerations include, among others, the assumption that Inergy will sell a minimum of 350 million retail gallons of propane and achieve a retail gross profit of at least $305 million for the twelve months ending June 30, 2006. Please revise to provide comparable pro forma retail gallons sold and retail gross profit for the twelve months ended September 30, 2004 and March 31,
2005. To the extent that there are material differences between the volumes and dollar amounts reflected in the pro forma historical periods and the forecasted period please explain. Our comment applies to your assumptions regarding your wholesale operations and the overall levels of operating expenses.

Sources of Distributable Cash and Incentive Distribution Rights,
page
14

Incentive Distribution Rights - Hypothetical Allocations of Distributions . . . , page 14
10. You disclose that Inergy`s dividends are subject to cumulative arrearages. On page 3 you disclose that Holdings dividends are not cumulative. Please clarify for the reader that the reference to cumulative arrearages at Inergy does not apply to unit holders of Holdings.


*****


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Staff Accountant at (202) 551-3336 or in his absence, George Ohsiek, Accounting Branch Chief at (202) 551-
3843 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff
Attorney at (202) 551-3342, David Mittelman, Legal Branch Chief at
(202) 551-3214 or me at (202) 551-3720 with any other questions.



      Sincerely,



      H. Christopher Owings
      Assistant Director




cc:	David P. Oelman
	Vinson & Elkins, LLP
      Fax:  (713) 615-5861

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Laura L. Ozenberger,
Inergy Holdings, L.P.
May 31, 2005
Page 5